For period ending 06-30-99
File Number 811 - 2506


77(C) Matters submitted to a vote of security holders.

      Special meeting of shareholders - May 18, 1999

      Matter voted on and number of affirmative/negative votes:



Proposal to adjourn the meeting until June 22, 1999 at 10:00 a.m. at the offices of the Fund.

FOR          4,004,367
AGAINST      1,239,933
ABSTAIN        175,297

     Of the 15,639,379 outstanding shares eligible to vote at the meeting, 5,419,599 or 34.65% were represented in person or by proxy at the meeting. Since one-third of the total votes entitled to be cast were represented by proxy, a quorum was present but that sufficient votes were not present at the meeting to approve proposal one, which under Maryland law requires more than 50% or the outstanding shares voting in favor.
     The proxies proposed to adjourn the special meeting until
10:00 a.m. June 22, 1999, same location, to permit further solicitation
of proxys.   The proxies then voted those proxys received and directing them to vote in favor of proposal one (representing 4,000,367 shares) "for" adjournment and those proxys received and directing them to vote against proposal one (representing 1,239,933 shares) "against" adjournment, and the proposal to adjourn was approved by a majority of the votes present.

______________________________________________________________________

      Special meeting of shareholders - June 22, 1999

      Matters voted on and number of affirmative/negative votes:



Approval of the Reorganization (as described in the Proxy/Prospectus):

FOR          7,883,536
AGAINST      1,482,002
ABSTAIN        199,097

In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting.

FOR          8,542,925
AGAINST        645,441
ABSTAIN        376,269